Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces a Potential Transaction to
Reorganize the Holdings of its Operations in Israel

Singapore, February 6, 2022. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it has reached an understanding on a potential transaction (the “Potential Transaction”) with Veridis Power Plants Ltd. (“Veridis”), which currently holds the remaining 20% interest in OPC’s 80%-owned subsidiary OPC Rotem Ltd. (“Rotem”).

Under the Potential Transaction, OPC would establish a new subsidiary (the “New Company”) to hold all of OPC’s business activities in the energy and electricity generation and supply sectors in Israel. Veridis would receive 20% of the shares of the New Company in exchange for contributing its 20% interest in Rotem (which is based on an estimated valuation of Rotem of NIS 4.5 billion (approximately $1.4 billion)) and cash in an amount equal to NIS 425 million (approximately $132 million) (which is based on an estimated value for the remainder of OPC’s activities in Israel (excluding Rotem) of NIS 1.7 billion (approximately $530 million)) to the New Company.

Following completion of the Potential Transaction, OPC would hold 80% and Veridis would hold the remaining 20% of the New Company, and the New Company would hold 100% of Rotem and the other business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC (as described above). The Potential Transaction contemplates an estimated post-transaction value for the New Company of NIS 6.6 billion (approximately $2.1 billion).

OPC estimates that the Potential Transaction would provide sources of finance for further growth of OPC, simplify the structure of OPC’s business activities in Israel and potentially provide additional synergies.

There is no binding agreement for the Potential Transaction discussed above and there is no assurance that the Potential Transaction described above will result in a binding agreement or a completed transaction, nor is there any certainty with respect to the final terms of any such transactions. Any binding agreement, if agreed, may be subject to conditions and approvals including applicable legal requirements.

OPC has published an announcement relating to the Potential Transaction on its website (in Hebrew and English) which contains additional details.  OPC’s website is not incorporated by reference into this press release.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about a potential transaction relating to the contribution of Veridis’ holding in Rotem to the New Company, the establishment of the New Company to hold OPC’s business activities in Israel and related transactions described above, the estimated valuations described above, the share ownership percentages described above, the benefits of and other statements about the Potential Transaction. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that a binding agreement for the Potential Transaction is not entered into or the Potential Transaction is not consummated under the terms described herein or at all and the risk that if an agreement is entered into, it does not result in a completed transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.